Exhibit 99.1

Waterdrop Inc. Announces Second Quarter 2021 Unaudited Financial Results

BEIJING, Sept. 8, 2021/PRNewswire/ - Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Financial and Operational Highlights for the Second Quarter of 2021

•

We achieved outstanding business growth in the second quarter of 2021. The first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace for the second quarter reached RMB5,357 million (US$829.6 million), representing an increase of 94.1% year over year.

•

The number of insurance customers and FYP per customer both grew rapidly. A total of 4.2 million customers purchased insurance policies from Waterdrop during the second quarter of 2021, an increase of 53.0% year over year. The number of cumulative insurance customers reached 102.1 million and cumulative paying insurance customers reached 24.9 million as of June 30, 2021. The FYP per customer increased to RMB1,267, or 26.9% year over year.

•

We continued to expand and enrich our product offerings. As of June 30, 2021, we offered 275 insurance products on our platform. Over 90% of our FYP was contributed by our exclusive customized insurance products. In terms of product mix, the FYP of critical illness insurance increased by 120% in the second quarter of 2021, continuing our strong performance seen in the first quarter after the changes in the regulatory definition of critical illness.

•

Net operating revenue increased by 38.0% to RMB939.4 million (US$145.5 million) year over year. Excluding the impact from the cessation of our mutual aid business in March 2021, the adjusted net operating revenue(1) increased by 44.4% year over year.

•

As of June 30, 2021, approximately 372 million people donated an aggregate of over RMB42.8 billion to nearly 2.1 million patients through our Waterdrop Medical Crowdfunding. Waterdrop Medical Crowdfunding charges zero service fees and we do not generate any revenues from medical crowdfunding business.

Mr. Peng Shen, Founder, Chairman and Chief Executive Officer of Waterdrop, commented, “Waterdrop’s listing on the NYSE in the second quarter of 2021 marked an important milestone since our inception. Recently, the capital markets have witnessed an increase in volatility and the insurance industry in China has entered a period of transformation, which have affected the overall investment sentiment. We believe our well-established business infrastructure, organizational capabilities, and competitive advantages will allow us to efficiently adapt to the new trends and challenges. To demonstrate our confidence in the long-term sustainable development and consistent commitment to generating shareholder value, we have decided to launch a share repurchase program and have obtained the Board approval.”

Mr. Guang Yang, Co-founder, Director and General Manager of Insurance Marketplace, commented, “We strive to serve a broader range of users with better customer experience, to develop products and services tailored for different groups, and to contribute to new innovations on the supply side. During the second quarter, we have made some encouraging progress in offering new products that go beyond our existing portfolio, including but not limited to cancer insurance, outpatient medical insurance, and critical illness insurance for substandard groups. In terms of channel development, we have been evaluating the market window for appropriate opportunities to invest in external traffic and build vast customer base. To improve our efficiency in external traffic channels, we have also increased the use of technological applications and automatic service tools. We believe recent regulatory initiatives will benefit the long-term development of the industry. We will remain fully compliant with regulatory requirements and take the lead in upgrading and optimizing business model for online insurance.”

Mr. Kangping Shi, Chief Financial Officer of Waterdrop, added, “Although the overall industry growth decelerated in the second quarter, we managed to achieve strong growth of 44.4% year over year in adjusted net revenue on a comparable basis. This performance has demonstrated our proven success in customer acquisition, aptitude in customer service, as well as the strong demand from our targeted markets. In light of the latest regulatory trends and industry competition dynamics, we would gradually focus more on quality enhancement than volume growth. Going forward, we will further improve our cost structure and adjust our budget plan through more refined operational management and stricter cost controls. In the third quarter, we expect to materially reduce our sales and marketing expenses.”

Financial Results for the Second Quarter of 2021

Operating revenue, net

Net operating revenue for the second quarter of 2021 increased by 38.0% year over year to RMB939.4 million (US$145.5 million) from RMB680.8 million for the same period of 2020, which was primarily due to the growth of insurance related income.

•

Insurance related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services to insurance companies, insurance brokerage and agency companies, including customer relationship maintenance, customer complaint management, claim review, and user referral services, etc. Our insurance related income amounted to RMB899.1 million (US$139.2 million) in the second quarter of 2021, representing an increase of 38.3% year over year compared to RMB650.0 million for the second quarter of 2020, which was mainly driven by the strong FYP growth.

•

Net operating revenue from management fee income was nil for the second quarter of 2021, compared to RMB30.4 million for the second quarter of 2020, which was mainly due to the cessation of the mutual aid business at the end of March 2021. Following this adjustment, the corresponding management fee income from mutual aid business is no longer a revenue stream for the Company in the second quarter of 2021 and onwards. Excluding such management fee income, the adjusted net operating revenue(1) for the second quarter of 2021 increased by 44.4% compared with the same period of 2020.

Operating costs and expenses

Operating costs and expenses increased by RMB1,081.1 million, or 160.5% year over year, to RMB1,754.7 million (US$271.8 million) for the second quarter of 2021 from RMB673.6 million for the same period of 2020.

•

Operating costs increased by 63.3% year over year to RMB260.4 million (US$40.3 million) for the second quarter of 2021, compared with RMB159.4 million for the second quarter of 2020, which was mainly due to (i) RMB38.0 million increase in personnel cost as our consultants and insurance agents team rapidly expanded to support the business growth, and (ii) RMB56.4 million increase in professional and outsourced customer service fees.

•

Sales and marketing expenses increased by 270.3% year over year to RMB1,244.9 million (US$192.8 million) for the second quarter of 2021, compared with RMB336.2 million for the second quarter of 2020. The increase was primarily due to (i) RMB734.6 million increase in marketing expenses to third-party traffic channels as a result of our accelerated business expansion and branding promotions in the favorable market window, and (ii) RMB153.4 million increase in outsourced sales and marketing service fees to third parties.

•

General and administrative expenses increased by 21.8% year over year to RMB149.1 million (US$23.1 million) for the second quarter of 2021, compared with RMB122.4 million for the second quarter of 2020. The increase was primarily due to an increase of RMB29.7 million in professional service fees and personnel cost, partially offset by a RMB13.0 million decrease in share-based compensation expenses.

•

Research and development expenses increased by 80.4% year over year to RMB100.3 million (US$15.5 million) for the second quarter of 2021, compared with RMB55.6 million for the second quarter of 2020. The increase was primarily due to a RMB44.1 million increase in research and development personnel cost and share-based compensation expenses, as our research and development team continued to expand to enhance our competitive capabilities in technology.

Operating loss for the second quarter of 2021 was RMB815.4 million (US$126.3 million), compared with operating profit of RMB7.2 million for the same period of 2020.

Interest income for the second quarter of 2021 was RMB11.3 million (US$1.8 million), compared with RMB5.5 million for the same period of 2020. The increase was primarily due to the increase in our bank balance and short-term investments as a result of the receipt of net proceeds from the completion of our initial public offering in May 2021. The Company does not generate interest income from the medical crowdfunding business.

Income tax benefit for the second quarter of 2021 was RMB143.5 million (US$22.2 million), compared with income tax expense of RMB16.6 million for the same period of 2020.

Net loss attributable to Waterdrop for the second quarter of 2021 was RMB655.8 million (US$101.6 million), compared with net loss of RMB19 thousand for the same period of 2020.

Adjusted net loss attributable to Waterdrop for the second quarter of 2021 was RMB570.1 million (US$88.3 million), compared with adjusted net profit RMB89.8 million for the same period of 2020. Adjusted net loss margin was negative 60.7% for the second quarter of 2021, compared with positive margin of 13.2% for the second quarter of 2020.

Cash and cash equivalents and restricted cash

As of June 30, 2021, the Company had combined cash and cash equivalents and restricted cash of RMB1,487.8 million (US$230.4 million), as compared with RMB1,323.3 million as of December 31, 2020.

Note: (1) See the sections entitled “Non-GAAP Financial Measures” for more information.

Share Repurchase Plan

The Board of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depository shares with an aggregate value of up to US$50 million during the 12-month period. The Company expects to fund the repurchase out of its existing cash balance. The Company’s proposed repurchase may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the “SEC”) Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program.

Business Outlook

The Company expects the FYP generated through Waterdrop Insurance Marketplace to be in the range of RMB4.3 to RMB4.6 billion for the third quarter of 2021. Also the Company expects to materially reduce the sales and marketing expenses compared to the second quarter of 2021. This forecast is based on the current market conditions and reflects the Company’s preliminary view and estimates, which are all subject to changes.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted net operating revenue and adjusted net loss, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net operating revenue represents net operating revenue excluding management fee income from mutual aid business. Adjusted net loss represents net loss excluding share-based compensation expense, impact of terminating the mutual aid plan, foreign currency exchange gain or losses, and share of results of equity method investee. Such adjustments have no impact on income tax.

These non-GAAP financial measures should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the Company’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net operating revenue and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance and online healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance and online healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on September 8, 2021 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-580-81995
Mainland China:	4001-206115
International:	1-412-317-6061
Elite Entry Number:	5215739 #

Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call. A telephone replay will be accessible through September 15, 2021 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Access Code:	10160009 #

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

Xiaojiao Cui

IR@shuidi-inc.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-1380-111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

WATERDROP INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	USD

Assets
Current assets
Cash and cash equivalents	1,061,962	893,361	138,364
Restricted cash	261,387	594,395	92,060
Short-term investments	1,193,160	2,342,975	362,881
Accounts receivable	539,791	626,107	96,972
Current contract assets	824,544	893,226	138,343
Amount due from related parties	813	906	140
Prepaid expense and other assets	651,080	474,825	73,541

Total current assets	4,532,737	5,825,795	902,301

Non-current assets
Non-current contract assets	24,006	23,541	3,646
Property, equipment and software, net	28,724	42,917	6,647
Intangible assets, net	53,034	56,822	8,801
Long-term investments	2,741	2,721	421
Right of use assets, net	60,694	70,160	10,866
Deferred tax assets	—	6,012	931
Goodwill	3,119	3,119	483

Total non-current assets	172,318	205,292	31,795

Total assets	4,705,055	6,031,087	934,096

Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity
Current liabilities
Amount due to related parties	9,789	14,616	2,264
Insurance premium payables	607,326	604,700	93,656
Deferred revenue	22,017	3,783	586
Accrued expenses and other current liabilities	595,606	834,440	129,238
Current lease liabilities	36,551	42,867	6,639

Total current liabilities	1,271,289	1,500,406	232,383

Non-current liabilities
Non-current lease liabilities	27,709	25,441	3,940
Deferred tax liabilities	225,745	13,551	2,099

Total non-current liabilities	253,454	38,992	6,039

Total liabilities	1,524,743	1,539,398	238,422

Total mezzanine equity	4,837,336	—	—
Shareholders’ (deficit)/equity
Ordinary shares	41	—	—
Class A ordinary shares	—	107	17
Class B ordinary shares	—	27	4
Additional paid-in capital	—	7,274,877	1,126,735
Accumulated other comprehensive income	14,956	3,140	486
Accumulated deficit	(1,672,021)	(2,786,462)	(431,568)

Total shareholders’ (deficit)/equity	(1,657,024)	4,491,689	695,674

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	4,705,055	6,031,087	934,096

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD

Operating revenue, net	680,839	939,354	145,487	1,334,634	1,822,721	282,304

Operating costs and expenses(i)
Operating costs	(159,440)	(260,417)	(40,333)	(292,728)	(561,025)	(86,892)
Sales and marketing expenses	(336,182)	(1,244,935)	(192,816)	(835,383)	(2,082,088)	(322,474)
General and administrative expenses	(122,424)	(149,101)	(23,093)	(187,189)	(270,388)	(41,878)
Research and development expenses	(55,590)	(100,259)	(15,528)	(123,200)	(185,134)	(28,674)

Total operating costs and expenses	(673,636)	(1,754,712)	(271,770)	(1,438,500)	(3,098,635)	(479,918)

Operating profit/(loss)	7,203	(815,358)	(126,283)	(103,866)	(1,275,914)	(197,614)

Other income
Interest income	5,525	11,327	1,754	10,837	24,542	3,801
Foreign currency exchange gain	941	1,473	228	6,176	2,257	350
Others, net	2,889	3,332	516	4,521	5,433	841

Profit/(loss) before income tax, and share of loss in equity method investee	16,558	(799,226)	(123,785)	(82,332)	(1,243,682)	(192,622)

Income tax (expense)/benefit	(16,575)	143,474	22,221	(38,413)	217,774	33,729
Share of loss in equity method investee	(2)	—	—	(5)	—	—

Net loss attributable to Waterdrop Inc.	(19)	(655,752)	(101,564)	(120,750)	(1,025,908)	(158,893)

Deemed dividend on modification on preferred shares	(67,975)	—	—	(67,975)	—	—
Deemed dividend upon issuance of warrants	(90,268)	—	—	(90,268)	—	—
Preferred shares redemption value accretion	(61,328)	(42,000)	(6,505)	(114,964)	(152,287)	(23,586)

Net loss attributable to ordinary shareholders	(219,590)	(697,752)	(108,069)	(393,957)	(1,178,195)	(182,479)

Net loss	(19)	(655,752)	(101,564)	(120,750)	(1,025,908)	(158,893)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of tax	3,529	(9,253)	(1,433)	3,590	(12,035)	(1,864)
Unrealized gains/(loss) on available for sale investments, net of tax	368	(848)	(131)	393	219	34

Comprehensive income/(loss)	3,878	(665,853)	(103,128)	(116,767)	(1,037,724)	(160,723)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,153,883,893	2,854,023,284	2,854,023,284	1,173,805,725	2,027,403,481	2,027,403,481
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.19)	(0.24)	(0.04)	(0.34)	(0.58)	(0.09)

(i)

Share-based compensation expenses are included in the operating costs and expenses as follows. As of June 30, 2021, there are 286,740,404 outstanding share options under 2018 Share Incentive Plan, and nil Class A ordinary shares of the Company have been issued as a result of the exercise of any option under the 2018 Plan.

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD

Sales and marketing expenses	(979)	(3,633)	(563)	(1,301)	(6,614)	(1,024)
General and administrative expenses	(86,893)	(73,939)	(11,452)	(104,282)	(135,960)	(21,058)
Research and development expenses	(2,919)	(9,597)	(1,486)	(4,641)	(15,773)	(2,443)

Total	(90,791)	(87,169)	(13,501)	(110,224)	(158,347)	(24,525)

WATERDROP INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB		USD

Net operating revenue	680,839	939,354	145,487	1,334,634	1,822,721		282,304

Less:
Management fee income	30,352	—	—	69,238	2,745	(ii)	425

Adjusted net operating revenue	650,487	939,354	145,487	1,265,396	1,819,976		281,879

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(19)	(655,752)	(101,564)	(120,750)	(1,025,908)	(158,893)

Add:
Share-based compensation expense	90,791	87,169	13,501	110,224	158,347	24,525
Foreign currency exchange gain	(941)	(1,473)	(228)	(6,176)	(2,257)	(350)
Impact of terminating the mutual aid plan (iii)	—	—	—	—	96,697	14,976
Share of results of equity method investee	2	—	—	5	—	—

Adjusted net profit/(loss)	89,833	(570,056)	(88,291)	(16,697)	(773,121)	(119,742)

(ii)

This represents management fee revenue related to the mutual aid business for the first half year of 2021 after recording the RMB19.9 million reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021.

(iii)

This represents the estimated cost of medical expenses and cost of one-year health insurance coverage. RMB19.9 million (US$3.0 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB76.8 million (US$11.8 million) was recorded as operating costs.